SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of September, 2004.

ORIX Corporation
(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                  No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: September 15, 2004	By	/s/ Yukio Yanase

Yukio Yanase
Corporate Executive Vice President
ORIX Corporation

Table of Documents Filed

Page
1.	ORIX Update (First Quarter for the April 1-June 30, 2004 Period) sent to shareholders.
2.	Press release entitled “Notice Regarding Application to Delist from the Nagoya Stock Exchange” made public on Tuesday, September 14, 2004.

Corporate Information

Shareholder Information
Total Number of Shares Authorized:
     259,000,000 shares
Total Number of Shares Outstanding:
     84,366,314 shares
Number of Shareholders:
     9,259
(As of March 31, 2004)

Stock Exchange Listings
Tokyo Stock Exchange
Osaka Securities Exchange
Nagoya Stock Exchange
     Securities Code—8591
New York Stock Exchange
     Trading Symbol—IX

Financial Reports on ORIX’s Web Site
Annual Report
Update Newsletter
Quarterly Financial Results
Analysis of Quarterly Financial Results
US SEC Form 20-F

For Further Information, Please Contact:
ORIX Corporation
Corporate Communications,
Office of the President
3-22-8, Shiba, Minato-ku,
Tokyo 105-8683, Japan
Tel: 81-3-5419-5102
Fax: 81-3-5419-5901
E-mail: orixir@orix.co.jp
Website: http://www.orix.co.jp/grp/index_e.htm

F I N A N C I A L   H I G H L I G H T S

ORIX Consolidated Financial Highlights (Unaudited)

First Quarter (April 1, 2004—June 30, 2004)	(Millions of U.S. dollars/Millions of yen except per share amounts)

	2004.4—6	2004.4—6	2003.4—6	Change %
Total Revenues	$1,783	¥193,313	¥169,335	Up 14%

Income before Income Taxes*	342	37,075	24,582	Up 51%

Net Income	217	23,527	14,098	Up 67%

Earnings Per Share (Basic) (US$/Yen)	$2.59	¥281.05	¥168.45	Up 67%

Earnings Per Share (Diluted) (US $/Yen)	2.43	263.42	158.71	Up 66%

	2004.6	2004.6	2004.3	Change %
Shareholders’ Equity	$5,485	¥594,779	¥564,047	Up 5%

Total Assets	52,117	5,651,018	5,624,957	0%

Shareholders’ Equity Per Share (US$/Yen)	$65.52	¥7,104.39	¥6,739.64	Up 5%

*	“Income before income taxes” refers to “income before discontinued operations, extraordinary gain and income taxes” in the consolidated statements of income.
**	U.S. dollar amounts have been calculated at ¥108.43 to $1.00, the approximate exchange rate prevailing at June 30, 2004. Unless otherwise stated, all amounts shown are in millions of Japanese yen or millions of U.S. dollars, except for per share data, which are in single yen or dollars.

Summary of Consolidated Financial Results

1. First Quarter Highlights (April 1—June 30, 2004)
Revenues in the first quarter for the fiscal year ending March 31, 2005, increased 14% year on year, to ¥193,313 million, income before income taxes rose 51%, to ¥37,075 million, and net income grew 67%, to ¥23,527 million.
     Revenues from direct financing leases and residential condominium sales were down compared with the same period of the previous fiscal year. However, revenues from operating leases, interest on loans and investment securities, brokerage commissions and net gains on investment securities, and other operating revenues increased. In addition, a lower interest expense and provision for doubtful receivables and probable loan losses and an increase in equity in net income of affiliates contributed to the higher earnings.
     The Corporate Financial Services segment achieved higher profits due to the strong performance of automobile leasing operations and an increase in loans to corporate customers, while profits were up for the Rental Operations segment thanks to the improved profitability of precision measuring and other equipment rental operations. The Real Estate-Related Finance segment saw contributions from housing loan operations and real estate finance operations, including non-recourse loans. In the Asia and Oceania segment, higher earnings from most companies in the region added to profits.
     Operating assets and total assets were both flat compared with those at March 31, 2004, at ¥4,852,290 million and ¥5,651,018 million, respectively. Shareholders’ equity increased 5%, to ¥594,779 million, and the shareholders’ equity ratio was 10.5%, compared with 10.0% at March 31,

2004. ROE (annualized) rose from 10.9% to 16.2% and ROA (annualized) improved from 0.95% to 1.67% compared with the same period of the previous fiscal year.

2. Forecasts for the Fiscal Year Ending March 31, 2005
For the fiscal year ending March 31, 2005, we forecast revenues of ¥760,000 million (up 5% compared with the fiscal year ended March 31, 2004), income before income taxes of ¥109,000 million (up 7%), and net income of ¥60,000 million (up 11%). At this time, we have not made any changes to our original forecasts, which we announced on April 26, 2004, in our earnings announcement for the fiscal year ended March 31, 2004.

     For details on the first quarter earnings announcement, please access “First Quarter Results 2004/6” and “Analysis of First Quarter Results 2004/6” from ORIX’s website at:
http://www.orix.co.jp/grp/ir_e/data/report/index.htm
     In addition, ORIX is scheduled to announce its interim results (second quarter) for the year ending March 31, 2005, on Tuesday, October 26, 2004.

1 ORIX Update

S P E C I A L   F E A T U R E

A Discussion of
the Future
Direction of ORIX

On the 40th Anniversary of Its Founding

Early Days: ORIX Decides to Pursue
Independent Operations

Harada: This year ORIX celebrated the 40th anniversary of its founding. Many people say that companies have an average life span of about 30 years, but ORIX has managed to make it through two international oil crises and the bursting of Japan’s economic bubble. In fact, ORIX has been able to sustain its operations for 40 years without any major crises. That’s impressive!
Miyauchi: ORIX was established in April 1964, the same year as the Tokyo Olympic Games, by Nichimen Corporation and two other trading companies along with the former Sanwa Bank, Limited, and four other banks. We were a start-up firm (named Orient Lease Co., Ltd.) that was endowed with the highly rational and profit-oriented management methods of US Leasing International Inc.
Harada: So, from having been a small start-up firm with only 13 employees, ORIX has surged ahead to become one of Japan’s top corporate groups, annually generating more than ¥100 billion in income before income taxes. What is the most important factor behind this remarkable corporate development?
Miyauchi: Soon after ORIX was established, its first chairman, Tsuneo Inui (who passed away in October 1998), decided that the Company should stand on its own two feet and develop its

Kazuaki Harada,	Yoshihiko Miyauchi
President of the Harada Economic	Director, Chairman, and
Research Center and Senior Fellow	Chief Executive Officer of
of the UFJ Research Institute	ORIX Corporation

operations independently of its parent companies. I think this is what determined ORIX’s destiny. A year after its founding, ORIX began independently hiring its own staff, and during its sixth year of operations it completely discontinued the use of staff seconded from parent companies. It was similarly assertive regarding marketing, undertaking the autonomous development of business by marketing office equipment leases to customers without assistance from its shareholder trading companies. In 1970, ORIX was able to publicly list its shares—quite soon after its establishment—and this was quite an unexpected turn of events from its parent companies’ perspective. I recall that there was considerable opposition to the listing.
Harada: There are few examples in the world of a leasing company developing its operations in such diverse fields and becoming such a huge global group. It seems quite clear at this point that the decision of Mr. Inui and yourself to develop ORIX’s business independently was correct, and that you were right to stick with that decision consistently thereafter.
Miyauchi: In the early 1970s, leasing companies sprang up like bamboo shoots during the rainy season, leading to a period of excessive competition in the leasing industry. At that time, there were many people within the Company who questioned whether we could really expand our leasing business

ORIX Update 2

as a specialized leasing company or whether we could more effectively strengthen the Company by instead relinquishing our exclusive focus on leasing. There was quite a bit of debate on this subject. Ultimately, we decided to proactively address new types of business challenges. This major strategic shift was intended to make ORIX more dynamic and strong. In line with this decision, ORIX began diversifying its operations as it took steps to meet customer needs by initiating operations in fields closely associated with leasing, such as installment loans and the rental business and later other types of loans, including investment-purpose housing loans. We then extended our operations into new business fields, and our business structure became still more diversified as a result.
Harada: In Japan, you established such specialized leasing companies as ORIX Auto Leasing Corporation and ORIX Rentec Corporation one after another, and then you decided to expand overseas.
Miyauchi: Since leasing had became widespread in Japan, we naturally began considering the numerous promising opportunities in other Asian countries. We started by conducting market research in Southeast Asia. Then in 1971 we established our first overseas subsidiary in Hong Kong. That was followed by the creation of a Singapore-based subsidiary in 1972 and another in Malaysia in 1973. We went on to establish the first leasing company, at a pace of about one company per year, in many other countries.

ORIX’s Transformation from a Leasing
Company into a Financial Services Company

Harada: In the 1980s, ORIX continued actively expanding its operations through such moves as the acquisitions of Akane Securities Co., Ltd. (currently ORIX Securities Corporation), and Osaka Ichioka Co., Ltd. (currently ORIX Estate Corporation). But, frankly speaking, the Orient Lease name was not very well known at that time. Naturally, people such as myself who worked closely with Orient Lease knew that the Company was a highly dynamic enterprise, but the average person first heard the Company’s name in 1988 when you bought the Hankyu Braves professional baseball team.
Miyauchi: At that time, we had progressed fairly far with our diversification strategy, and the share of our total revenue accounted for by leasing had fallen below 40%. But there was a certain amount of frustration within the Company because the word lease was still part of our name. So, we implemented a comprehensive corporate identity program along with a change in the corporate name to ORIX.
Harada: So, you started thinking about buying the baseball team at a time when you were trying to convince people you were more than just a specialized leasing company, despite having the word lease in the corporate name?
Miyauchi: Just at the time when we were thinking about how difficult it would be to familiarize the public with our new corporate name, the subject of the Hankyu Braves was brought up. Normally, you cannot buy a professional baseball team just when you want to, but the opportunity to buy arose at just the right time for us. We then finalized the purchase arrangements very quickly, in about two months.
Harada: Buying the team generated a huge amount of publicity. The name change was the start of your campaign to promote recognition that ORIX was not just a leasing company; it was a financial services company.
Miyauchi: Some people were a bit skeptical about our acquisition of a professional baseball team, thinking it a somewhat extreme measure. But buying the team improved our name recognition at a time when our lineup of financial products for individuals was growing only gradually, and so was very helpful.

3 ORIX Update

Seven Consecutive Years of Increased Profit
Following the Bursting of the Economic Bubble

Harada: Looking back at the past 40 years, you can see that ORIX has almost always increased its profitability from year to year. The longest period of steady rise in consolidated net income was the 13-year period from fiscal 1981 through fiscal 1993. But I’m even more impressed with the seven consecutive years of steadily rising profits from fiscal 1996 through fiscal 2002, a period when Japan was still struggling to recover from the aftermath of the bursting of the economic bubble. In fiscal 2003, the recording of write-downs of long-lived assets depressed profits, but the Company’s actual business operations remained strong; so, I would say you’ve had, in real terms, nine consecutive years of steadily rising profits through fiscal 2004.
Miyauchi: I’m very glad to hear this kind of appraisal, as are all the other executive officers and employees who have worked so hard to make that performance possible. The bursting of the economic bubble did have a strong impact on ORIX. However, we effectively offset that impact by such measures as the early withdrawal from the real estate-secured financing business, dealing with problem assets from an early stage, and the use of proactive measures to recover problem assets. So, ORIX was more lightly wounded by the bursting of the economic bubble than were other companies in Japan’s financial industry, including both banks and non-bank companies.
Harada: That was a big decision to withdraw from real estate-secured financing, particularly as other non-bank financial companies were still working to develop that business. As ORIX’s top executive, you must have played a key role in making that decision.
Miyauchi: Top executives simply have to handle the most important issues their companies face. If you take the top 10 issues a company is facing, rank them from one to 10 with number one being the most important, you might find that handling the number one and two issues are very tiresome and unappealing jobs. You might really not want to face them, but if you’re the top executive you really have to tackle issue number one first and then work your way down the list.

Ordinarily, issue number one will be envisioning the corporate strategy for the next 5 to 10 years. During the extraordinary time following the bursting of the economic bubble, however, issue number one was taking care of problem assets. During that period of time, I would, without telling anyone, go off on Saturdays and Sundays with just the manager responsible for a particular batch of problem assets, inspect the real estate securing the problem assets, and give instructions on what to do. If I had just issued a statement that problem assets were very difficult to deal with, it would have been unsettling for those within the Company.
Harada: The largest financial institutions are still having trouble disposing of their problem assets, but ORIX quickly began working very hard to recover the recoverable portions of such assets. Furthermore, the Company has gone on to use the related know-how accumulated during and since that time to create new businesses.
Miyauchi: Yes, we are proactively developing our loan servicing business, which has been making an important contribution to our earnings. Moreover, despite the harsh operating environment at that time, we continued planting the seeds of future business growth by taking such initiatives as those to establish ORIX Life Insurance Corporation and to augment our card loan operations. These are the reasons why we were able to increase our profits for seven consecutive years at that time.
Harada: I think you clearly demonstrated some key ways to be an excellent CEO. The 1998 listing of ORIX shares on the

ORIX Update 4

New York Stock Exchange was a striking testimony to ORIX’s special strengths, coming at a time when most companies in Japan’s financial sector were still struggling. From the perspective of corporate governance, also, I think that move was extremely valuable.

ORIX Seeks Additional Challenges
as a Pioneer on the Forefront of
Progress in Financial Services

Harada: In fiscal 2004, ended March 31, 2004, ORIX attained new record highs in operating income, income before income taxes, and net income.
Miyauchi: That reflected continued steady growth in such business sectors as the automobile leasing portion of our direct financing lease operations and the real estate-related finance portion of our loan operations. In addition, the precision measuring equipment rental operations of ORIX Rentec recovered, and a contribution was made by the sale of real estate assets. Overseas, our North American operations bottomed out and their profitability improved, and our business in the Asia and Oceania region was strong.
Harada: You are projecting another year of record high profits in fiscal 2005. What is your strategy for this fiscal year?
Miyauchi: The Japanese economy is increasingly showing signs of recovery. In view of this, while we have been maintaining a very careful business posture, we are shifting to a focus on accelerating growth. We are seeking to further expand our business providing diverse financial solutions to the large client base of small and medium-sized companies that we have built up over the years. At the same time, we want to further reinforce our operations in the real estate-related finance and investment banking business fields, both of which have made significant contributions to our performance in recent years.
Harada: That’s very interesting. The top financial institutions have recently been strengthening their capabilities for doing business with small and medium-sized companies. But these are the companies with needs that ORIX has for many years monitored and addressed through its nationwide marketing network, and you have also been expanding your cross-selling and provision of financial solutions for your extensive clientele. Are you planning to further strengthen your relationship with such customers?
Miyauchi: In this particular business field, we are quite confident that ORIX is second to none regarding competitive strengths.
Harada: Since the bursting of the economic bubble, Japan’s financial industry has fallen far behind many global trends, and we can expect the incipient recovery in Japan’s economy to be accompanied by numerous rapid changes as Japan’s financial industry tries to catch up with the rest of the world. Such changes will present ORIX with important business opportunities. ORIX has shown its ability to maintain consistently high profitability while launching new businesses, and I expect that the Company will further display its capabilities in the near future.
Miyauchi: I also expect a particularly large number of new opportunities to arise in Japan’s financial business fields. In response, ORIX will be seeking to further reinforce the diverse strengths of the business foundation it has built thus far and welcome new challenges in the spirit that has characterized the Company since its founding. As a result, ORIX will continue to be a business pioneer creating new value on the leading edge of progress in the financial services industry and providing that new value to its customers throughout the world.
     Moreover, we are aiming for the highest level of profits in the financial services industry as well as the industry’s strongest financial position and will take on the challenge of developing new business sectors. We want to consistently be the top company in every one of our business fields by whatever standard of measurement one wants to use. What’s more, we would like to consolidate solid preeminent positions in these business fields by the time we celebrate the 50th anniversary of our founding.
Harada: I’m expecting a surge of growth in ORIX’s operations, not just in Japan, but overseas as well. Thank you for speaking with me today.

5 ORIX Update

O R I X ’ S   A U T O M O B I L E — R E L A T E D   B U S I N E S S

Teruo Isogai
President, ORIX Auto Leasing Corporation

Q: I understand that ORIX has been putting a strategic focus on its automobile maintenance leasing operations in recent years. Please tell us about the market scale as well as the ORIX Group’s positioning within this market.

Isogai: As distinct from ordinary finance leasing, maintenance leasing requires the lessor to undertake all aspects of automobile maintenance and management on behalf of its customers. Maintenance services include vehicle spot checks, vehicle inspection and repair services, post-breakdown repairs, replacement vehicle provision and other services.
     There are currently about 75 million registered motor vehicles in Japan, of which about 7 million are owned by companies with fleets of 10 or more vehicles. About 30% of the vehicles in these fleets are under lease. The ORIX Group owns more than 470,000 vehicles, most of which have maintenance lease contracts, making it the top company in the automobile leasing industry. Maintenance leasing has substantial benefits for corporate customers as it enables them to outsource all their vehicle administration work. Therefore, we expect that 60% to 70% of corporate customers will adopt maintenance leasing for their fleets in the future.

Q: What are ORIX’s principal strengths considering that it is the top company in the industry in terms of the number of vehicles that it has under management?

Isogai: The large size of our fleet enables us to procure vehicles, tires, lubricants and other goods at relatively low prices. This scale merit helps boost the profitability of our operations and also allows us to offer lower prices that improve our competitiveness and benefit customers.
     Regarding services, the ORIX Group has about 10,000 contracted maintenance facilities throughout Japan, and these facilities all offer consistently high-quality inspection and maintenance work. Besides basic inspection and maintenance services, we offer such diverse services as vehicle administration information and driver-diagnostic services, vehicle-related risk management consulting services, comprehensive fuel cost management and reduction services through special fuel-purchase cards, and services involving the creation of vehicle-related environmental management plans. Therefore, the superior breadth and depth of our service menu is another large competitive advantage.

     Currently, the ORIX Group includes ORIX Auto Leasing and three other automobile leasing companies. The marketing power of these four companies is greatly enhanced by cooperation from the ORIX Group’s nationwide network of sales and marketing offices. This is another significant strength that other automobile leasing companies do not have. In fact, it can be said that it is our close two-way communication with customers through our extensive marketing network that has enabled us to become Japan’s top automobile leasing company.

Q: ORIX announced in July that it would merge seven group companies involved in automobile leasing and rental services. How will this affect the future development of the ORIX Group’s automobile-related business?

Isogai: ORIX is seeking to increase the synergies among the seven group companies involved in automobile-related services—including four leasing and three rental companies—through their integration next January. We have already been progressively integrating the “backyard” operations of our leasing and rental operations centered on vehicle maintenance and management, and have worked to improve their vehicle administration systems with the objectives of reducing costs and providing additional services. As already mentioned, automobile leasing is a business field in which scale merit is highly beneficial. To maximize our scale merit, we are planning to expand our fleet, which includes about 40,000 vehicles from our automobile rental operations, to more than 1 million vehicles by fiscal 2008. ORIX’s automobile leasing fleet has expanded at a compounded annual growth rate of approximately 15% during the past five years, reflecting its powerful marketing capabilities and M&A strategy. To further expand the fleet to the 1-million-vehicle mark, we are considering further measures to generate marketing synergies within the ORIX Group as well as additional initiatives to create alliances with other leasing companies or undertake M&A transactions.
     There is also the issue of how to stimulate demand for automobile leasing among individuals whose utilization rate is still low. Currently, automobile leasing services have not penetrated this market very deeply. As one means of offering individuals highly appealing services, ORIX is striving to develop services that combine the best characteristics of the respective services of the automobile leasing and rental operations. The first result of this campaign was the March 2004 launch of a special service that allows individuals who have automobile leasing contracts with ORIX to rent vehicles at advantageous rates. This kind of service helps make the most of the ORIX Group’s capabilities for both leasing and rental businesses, and we expect the development of new products for individuals to accelerate following the seven-company merger.

ORIX Update 6

T O P I C S

Start of ETC Card Business for Corporate Users
From September 2004, ORIX will begin issuing its own ETC (electronic toll collection) Cards to corporate customers, starting primarily with customers who already have automobile leasing agreements with ORIX.
     The post-payment system that has long enabled businesses in Japan to save up to 30% on their highway toll fees is scheduled for elimination by March 2005. For companies that have chosen to use prepaid ETC cards, obtaining discounts represents a large up-front financial burden—one card worth ¥58,000 in toll payments costs the buyer ¥50,000—especially for companies operating a number of vehicles (as each vehicle requires its own card).
     ORIX has found a way to solve these problems. ORIX ETC Cards are prepaid by ORIX itself, which then charges the discounted rate to its customers only when they use the card; thus, its customers need not make any prepayments and can enjoy the benefits of discounted tolls when using their cards. In addition, ORIX’s Automatic Charge Service automatically covers shortfalls when the balance of prepayments falls below a predetermined level.
     The initiation of the ETC Card business will create a significant new source of fee income for the ORIX Group, which is working to strengthen its business in automobile-related services through such strategic measures as the upcoming integration of seven Group companies involved in automobile leasing and rental services in January 2005.

Corporate Rehabilitation Funds Established with Regional Banks
Since the beginning of 2004, the ORIX Group has worked to expand its corporate rehabilitation business in Japan by establishing a number of corporate rehabilitation funds in cooperation with regional banks.
     Funds established so far include the Nagasaki Corporate Rehabilitation Fund, established in March in cooperation with the Eighteenth Bank, Ltd.; the Kyushu Regional Corporate Rehabilitation Fund, established in March in cooperation with the Bank of Saga Ltd., the Shinwa Bank, Ltd., the Kumamoto Family Bank, Ltd., and the Oita Bank, Ltd. The Nishi-Nippon Bank Group is also expected to invest in this fund in October 2004. Another fund, the Mandegan Corporate Rehabilitation Fund, was established in July in cooperation with the principal regional financial institutions of Kagawa Prefecture.
     The establishment of each fund reflects a growing desire among regional banks to strengthen their relationship-banking capabilities. It also reflects the banks’ high evaluation of ORIX’s corporate rehabilitation know-how and track record as well as its long-established nationwide network with offices that are deeply rooted throughout Japan. ORIX is considering establishing additional corporate rehabilitation funds throughout the country.

About ORIX
ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking. For more details, please visit our website at: http://www.orix.co.jp/grp/index_e.htm

Forward-Looking Statements
These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

7 ORIX Update

September 14, 2004

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation
Corporate Communications
Raymond Spencer
Tel: +81-3-5419-5102
Fax: +81-3-5419-5901
E-mail: orixir@orix.co.jp
URL: www.orix.co.jp/grp/index_e.htm

Notice Regarding Application to Delist from the Nagoya Stock Exchange

TOKYO, Japan — September 14, 2004 — ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today announced that a representative executive officer has decided to submit an application to delist the Companies’ common stock from the Nagoya Stock Exchange. Details are as follows.

1. Reasons for delisting:
 Trading volume of shares of our common stock on the Nagoya Stock Exchange has been extremely low. Therefore, ORIX believes that this delisting will cause no material inconvenience to ORIX’s shareholders and investors.

2. Exchanges on which ORIX’s stock will continue to be listed:
 Tokyo Stock Exchange, Osaka Securities Exchange, and New York Stock Exchange.

3. The date of application for delisting and completion of delisting:
 The application for delisting will be sent today, September 14, 2004. After the application for delisting has been accepted by the Nagoya Stock Exchange, subject shares will be put in administrative status and the delisting procedures will be completed about one month after that date.

About ORIX
 ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking. For more details, please visit our web site at: www.orix.co.jp/grp/index_e.htm.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission.

-end-